INFORMATION

For Immediate Release
December 23, 2003
Contact: 513.271.3700
John A. Kraeutler

MERIDIAN BIOSCIENCE EXTENDS
EXPIRATION DATE OF EXCHANGE OFFER

Meridian Bioscience, Inc., Cincinnati, Ohio (NASDAQ: VIVO) today announced that it is extending the expiration date for its offer to exchange 5% Convertible Subordinated Debentures due 2013 (New Debentures) in the principal amount of $16,000,000 for an equal amount of outstanding 7% Convertible Subordinated Debentures due 2006 (Existing Debentures), and related withdrawal rights, until 12:00 midnight EST on Wednesday, January 28, 2004, unless extended or earlier terminated by the Company. All other terms of the offer remain unchanged pursuant to the Offering Memorandum dated November 12, 2003. For additional information contact D.F. King, the information agent for the offering, at (888) 887-1266.

This press release shall not constitute an offer to exchange or a solicitation of an offer to exchange the Existing Debentures for New Debentures. The Exchange Offer is being made solely pursuant to the offering memorandum dated November 12, 2003, and related letter of transmittal. Investors and security holders are advised to read both the offering memorandum and the related letter of transmittal regarding the Exchange Offer because they contain important information.

Meridian is a fully integrated life science company that manufactures, markets and distributes a broad range of innovative diagnostic test kits, purified reagents and related products and offers biopharmaceutical enabling technologies. Utilizing a variety of methods, these products provide accuracy, simplicity and speed in the early diagnosis and treatment of common medical conditions, such as gastrointestinal, viral, urinary and respiratory infections. All Meridian diagnostic products are used outside of the human body and require little or no special equipment. The Company’s products are designed to enhance patient well-being while reducing the total outcome costs of healthcare. Meridian has strong market positions in the areas of gastrointestinal and upper respiratory infections, serology, parasitology and fungal disease diagnosis. In addition, Meridian is a supplier of rare reagents and specialty biologicals along with proteins and other biologicals used by biopharmaceutical companies engaged in research for new drugs and vaccines. The Company markets its products to hospitals, reference laboratories, research centers, veterinary testing centers, physician offices and diagnostics manufacturers in more than 60 countries around the world. The Company’s shares are traded through Nasdaq’s National Market, symbol VIVO. Meridian’s website address is www.meridianbioscience.com.

Company	Information Agent
Meridian Bioscience, Inc. (513) 272-5228 Attention: Brenda Hughes, Executive Assistant	D.F. King & Co., Inc. (888) 887-1266

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